UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including exhibits hereto, shall be deemed to be incorporated by reference into the Registration Statements on Form F-3 (Registration Numbers 333-264179 and Form S-8 (Registration Number 333-266073) of Dunxin Financial Holdings Limited (including any prospectuses forming a part of such registration statements) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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Registered Direct Offering

On July 25, 2023, Dunxin Financial Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell 1,090,000 American Depositary Shares (“ADSs”) each ADS representing 480 ordinary shares, par value $0.00005 per share (“Ordinary Shares”), of the Company for gross proceeds of approximately $1.09 million (the “Offering”).

The Company agreed in the Purchase Agreement that it would not issue any ADSs, Ordinary Shares or Ordinary Share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions. In connection with the Purchase Agreement, the Company’s directors, officers and 5% or greater beneficial owners agreed to not sell or otherwise dispose of the Company’s Ordinary Shares, or securities convertible, exchangeable or exercisable into Ordinary Shares for ninety (90) days after the closing date.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 28, 2023.

The Company entered into a placement agency agreement dated July 25, 2023 (the “Letter Agreement”) with Spartan Capital Securities, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $55,000.

Copies of the form of the Purchase Agreement and the Letter Agreement are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

This Offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-264179), including a base prospectus, which was filed with the Securities and Exchange Commission (the “SEC”) and declared effective on August 8, 2022. The prospectus supplement and the accompanying base prospectus relating to the Offering were filed with the SEC on July 27, 2023.

On July 25, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the pricing press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 15.1.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any sale of security in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Exhibits

Exhibit No.	Description

4.1	Form of Securities Purchase Agreement between Dunxin Financial Holdings Limited and the Purchaser signatory thereto
4.2	Placement Agency Agreement between Dunxin Financial Holdings Limited and Spartan Capital Securities, LLC, dated July 25, 2023
15.1	Legal Opinion of Maples and Calder (Hong Kong) LLP dated July 28, 2023
15.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 15.1)
99.1	Press Release dated July 25, 2023

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: July 28, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chief Executive Officer

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